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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2003__ AND ENDING __DECEMBER 31, 2003__
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__112 ALBANY STREET__   516
                     (No. and Street)

__CAZENOVIA__   __NY__   __13035__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__LEIGH D. BALDWIN__   __315-655-2904__
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__GRIMALDI & ASSOCIATES CPAs, P.L.L.C.__
            (Name – if individual, state last, first, middle name)

__650 JAMES STREET__	__SYRACUSE__	__NY__	__13203__
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___LEIGH D. BALDWIN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___LEIGH BALDWIN & CO., LLC_____, as of ___DECEMBER 31_____, 20_03____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

HARRY R. TR......
Notary Public, State .... York
No. 01TR50.
Qualified in Madi.. ....nty
Commission Expi... ..../....

Henry R Trudeau
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (0) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEIGH BALDWIN & CO., LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2003

TABLE OF CONTENTS

LEIGH BALDWIN & CO., LLC

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of **LEIGH BALDWIN & CO., LLC** as of December 31, 2003, and the related statements of income and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **LEIGH BALDWIN & CO., LLC** as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Associates

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 24, 2004

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Cash	$	462,429
Deposits with clearing organization		150,000
Receivable from brokers and dealers		553,205
Securities owned-marketable, at market value		77,755
Furniture and equipment, at cost, less accumulated depreciation of $29,719		3,626
Prepaid expenses		37,329
Other assets		9,079
TOTAL ASSETS	$	1,293,423

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities	$	624,876
Securities sold, not yet purchased, at market value		129,554
Total liabilities		754,430
MEMBERS' EQUITY		538,993
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,293,423

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF INCOME AND CHANGES
IN MEMBERS' EQUITY
For the Year Ended December 31, 2003

REVENUE		
Commissions	$	6,650,315
Net dealer trading gains		895,459
Interest and dividends		24,110
Other income		3,422
Total revenue		7,573,306
EXPENSES		
Employee compensation and benefits		355,695
Commissions and floor brokerage		6,513,694
Communications		41,444
Occupancy		40,712
Interest		1,445
Other operating expenses		445,973
Total expenses		7,398,963
NET INCOME		174,343
MEMBERS' EQUITY, BEGINNING OF YEAR		515,628
MEMBERS' CONTRIBUTIONS		--
MEMBERS' DISTRIBUTIONS		(150,978)
MEMBERS' EQUITY, END OF YEAR	$	538,993

The accompanying notes are an integral part of these financial statements.

LEIGH BALDWIN & CO., LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	174,343
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Depreciation		940
(Increase) decrease in:		
Receivable from brokers and dealers		(182,155)
Securities owned, net		2,498
Prepaid expenses		(3,220)
Other assets		2,961
Increase (decrease) in:		
Accounts payable, accrued expenses and other liabilities		130,135
Securities sold, not yet purchased, at market value		129,554
NET CASH USED BY OPERATING ACTIVITIES		255,056
CASH FLOWS FROM FINANCING ACTIVITIES		
Deposit with clearing organization		(50,000)
Purchase of equipment		(1,391)
NET CASH (USED BY) FINANCING ACTIVITIES		(51,391)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions		(150,978)
NET CASH (USED BY) INVESTING ACTIVITIES		(150,978)
NET DECREASE IN CASH		52,687
CASH BALANCE, BEGINNING OF YEAR		409,742
CASH BALANCE, END OF YEAR	$	462,429
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	1,445
Taxes paid	$	500

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware limited liability company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Colorado, Connecticut, Delaware, Florida, Georgia, Idaho, Illinois, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, Nevada, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Virginia, West Virginia, and Wisconsin.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in the income statement.

NOTE 1 – (CONTINUED)

Equipment

Equipment is recorded at cost and depreciated over its estimated useful lives, using a modified accelerated cost recovery system (MACRS) for both financial reporting and income tax purposes. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $940 for the year ended December 31, 2003.

	Accumulated Depreciation
Leasehold improvements	$ 471
Equipment	29,248
Total	$ 29,719

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 – OFF-BALANCE SHEET RISK

The Corporation maintains its cash accounts at various banks and at National Financial Service Corp. The Federal Depositors Insurance Corporation insures the cash held at the banks up to $100,000 per bank. The Securities Investors Protection Corp. protects the cash held at National Financial Service Corp. The Securities Investors Protection Corp. protects unlimited cash and investments. At December 31, 2003 there was no uninsured cash.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2003, the Company had net capital of $460,455 which was $360,455 in excess of its required net capital of $100,000 for 2003. The Company's net capital ratio was 1.36 to 1 at December 31, 2003.

NOTE 4 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has two leases for office space from a related party, Susan Baldwin, wife of the President. One lease is verbal with terms of $1,800 monthly plus 30% of heat and electricity. The second lease is a two-year lease commencing November 2002 with monthly rent due of $900. Rent expense was $36,065 for the year ended December 31, 2003.

The Company also leases a vehicle with an unrelated party the lease commenced July 2002 with terms of $487 monthly for forty-eight months.

The following is a schedule of future minimum rental payments required under the above operating leases:

Year Ending December 31:	
2004	$ 5,844
2005	5,844
2006	2,922
Total	$ 14,610

NOTE 5 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

NOTE 6 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

	Owned	Sold, Not Yet Purchased
US Treasury	$ 38,144	$ --
Money Market	3,812	--
Corporate Bond	5,082	--
Common Stock	24,887	129,554
Mutual Funds	5,830	--
Total	$ 77,755	$ 129,554

NOTE 7 – ADVERTISING

Advertising costs, which are included in other operating expenses, are expensed as incurred. Advertising expense was $29,919 for the year ended December 31, 2003.

NOTE 8 – FINANCIAL INSTRUMENTS

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income. Unrealized gains or losses resulting from hedges of marked to market financial instruments are recorded in trading revenues.

NOTE 8 – (CONTINUED)

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains for written and purchased option contracts, are recognized gross in the statement of financial condition.

Financial Instrument with Off-Balance Risk

The company enters into various transactions involving derivatives. These financial instruments are exchange-traded options. These derivative financial instruments are used to conduct trading activities and are therefore subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

The credit risk for options are limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE
ACT OF 1934
As of December 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

LEIGH BALDWIN & CO., LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2003

NET CAPITAL

Total stockholders' equity qualified for net capital		$ 538,993
Total capital		

Deductions and/or charges:
Non-allowable assets:

Pettycash	$ 2,500	
Furniture and equipment	3,626	
Other assets	9,079	
Prepaid expenses	37,329	52,534
Net capital before haircuts on securities positions		486,459
Haircuts on options [computed pursuant to rule 15c3-1(f)]		26,004
NET CAPITAL		$ 460,455

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition:

Other accounts payable and accrued expenses		$ 624,876
TOTAL AGGREGATE INDEBTEDNESS		$ 624,876

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 41,658
Excess net capital (limited due to aggregate indebtedness 6 2/3% over $100,000)		$ 360,455
Excess net capital at 1,500%		$ 418,797
Excess net capital at 1,000%		$ 397,967
Ratio: Aggregate indebtedness to net capital		1.36 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 461,255
Audit adjustment accrued state taxes		(800)
NET CAPITAL PER ABOVE		$ 460,455

GRIMALDI & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

In planning and performing our audit of the financial statements and supplemental schedules of **LEIGH BALDWIN & CO., LLC** (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

12

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099

Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, National Association of Securities, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 24, 2004